Contact

www.linkedin.com/in/masonice
(LinkedIn)

Top Skills

Guerrilla Marketing
Event Planning
Promotions

Mason Ice

Brand Guru helping suppliers, agencies, and others navigate the always competitive retail and on-premise landscapes.
Dallas

Summary

Specialties: Operations, Information Management, Analytics, Design, Creative, Event Execution Management, Guerilla Marketing, Street Teams and Event Productions

Experience

GigEngyn
2 months

Founder and COO
June 2022 - Present (2 months)

Founder and COO
June 2022 - Present (2 months)

CANTEEN Spirits
Sales Manager (DFW & Houston)
July 2020 - November 2021 (1 year 5 months)

Managed sales and events for various Texas Markets.

Reed's Inc.
Regional Sales Manager - South Central / Midwest
November 2018 - September 2019 (11 months)
Based in Dallas Covering TX, NM, LA, AR, OK, MO, IA, NE, KS, ND, SD, MN, WI, MI

Managed DSD networks in 18 states and acquired new DSD relationships to expand coverage and support growing accounts with multiple new product packaging innovations and new SKU's. Managed trade show programs and other marketing opportunities. Worked closely with the marketing team due to my extensive background in retail merchandising and promotions.

PINATA
Agency Partner Curation & Acquisition Lead
April 2018 - September 2018 (6 months)

Dallas/Fort Worth Area

Working to build relationships with boutique agencies across the United States to help grow their event volumes.

BARetc LLC
Managing Partner
April 2010 - December 2017 (7 years 9 months)

Promotional Marketing Company Focused on Adult Beverage Promotions in Texas.

kube Marketing
Jr. Partner
June 2005 - June 2010 (5 years 1 month)

Manage our client reporting and database structure as well as develop creative programing for our clients in the adult beverage and consumer goods industries.

Mosaic
Regional Manager/ National Field Manager
2000 - 2004 (4 years)

Managing reps for brands like XM Radio and Microsoft Xbox.